Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Psyence Biomedical Ltd. Registration Statement on Form F-1 of our auditor’s report dated July 28, 2023 relating to the carve-out consolidated financial statements of Psyence Biomed Corp. consisting of the carve-out consolidated statements of financial position as of March 31, 2023, March 31, 2022 and March 31, 2021 and the related carve-out consolidated statements of net loss and comprehensive loss, changes in net parent investment and cash flows for each of the years in the two-year period ended March 31, 2023, as filed with the United States Securities and Exchange Commission.

We also consent to the reference to our firm under the heading “Experts” in the Form F-1.

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 9, 2024